

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Ryan Frazier
Chief Executive Officer
Arrived STR, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived STR, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 8**
> **Filed January 24, 2023**
> **File No. 024-11958**

Dear Ryan Frazier:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed January 24, 2023

Unaudited Pro Forma Combined Financial Statements, page F-1

1. Please explain to us how you determined it was appropriate to provide pro forma financial statements as of and for the year ended December 31, 2022 rather than as of the most recent period filed or required to be filed. Refer to Rule 11-02(c) of Regulation S-X.

2. We note that your unaudited pro forma combined balance sheets of Arrived STR, LLC and all subsequent Series as of December 31, 2022, has been prepared to reflect the effects of the subsequent Series acquisitions as if each occurred on January 1, 2022. Please revise to prepare your pro forma balance sheet to give effect of the acquisitions as of the balance sheet date.

3. Please tell us how you determined it was unnecessary to include explanatory notes describing the pro forma adjustments, including the

assumptions involved in calculating your adjustments. Refer to Rules 11-02(a)(1) and 11-02(a)(11) of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostom, Esq.